MIRANDA GOLD CORP.
Suite 1410 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6

April 11, 2006	TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@mirandagold.com
Website: www.mirandagold.com

Miranda Gold Corp. Appoints Senior Geologist; New Claims Staked at
Iron Point and Geophysical Survey Results at BPV & CONO

Miranda Gold Corp. (“Miranda”) is pleased to announce the appointment of Steven Koehler as the company’s Senior Project Geologist.

Mr. Koehler comes to Miranda with over 16 years of mineral exploration experience on the Battle Mountain-Eureka and Carlin gold trends of Nevada. As a senior geologist with the Cortez Joint Venture, he was a member of the exploration team that discovered the +8.0 -million-ounce Cortez Hills gold deposit. Under his guidance, project level exploration and drilling identified underground-caliber gold mineralization adjacent to Cortez Hills. Additionally, Mr. Koehler took a lead role in developing and illustrating lower-plate carbonate stratigraphy in the Cortez District. Stratigraphic refinements identified numerous near-mine/generative exploration opportunities and guided geologic reinterpretation of the Pipeline Mine. While with Newmont Mining Corporation on the Carlin Trend, Mr. Koehler is credited with team participation in discovering the +5.0 -million-ounce West Leeville deposit, and discoveries at Four Corners and Crow.

As Senior Project Geologist for Miranda Mr. Koehler will be responsible for managing exploration activities with project geologists of the company’s joint venture partners operating on Miranda’s projects.

Iron Point Claims Staking Report

Miranda recently staked 34 claims to cover additional disseminated gold target opportunities in the Iron Point District, Humboldt County, Nevada. Miranda previously controlled 220 claims in the district and now has a total of 254 claims covering 8.2 square miles.

Previous drilling in the Iron Point district by Santa Fe, Newcrest Resources and Euro Nevada intersected zones of 0.014 oz Au/t over 155 feet to 0.072 oz Au/t over 5 feet.

These drill intercepts are associated with elevated arsenic/antimony/mercury, and large alteration cells. Collectively these features are indicative of a large sediment-hosted system.

The Iron Point district geology includes rocks of the Comus and Preble Formations, which are significant host rocks at the Pinson, Getchell and Twin Creeks mines of the Getchell Trend. Notable alteration at Iron Point includes broad zones of jasperoid in limestone units and clayey, pyritic dikes and sills. Miranda proposes that the Iron Point alteration and gold anomalies occur within a broad zone of intrusive axes and interrelated fault and fold patterns extending west-northwest from the Lone Tree Mine, and that other significant gold deposits should occur along this trend, especially where Getchell Trend structures are intersected.

Miranda has acquired an extensive historic dataset for the Iron Point district and is in the process of designing a first pass drill program while looking for a joint venture partner to fund exploration drilling.

Geophysical Survey at BPV and CONO

Miranda has received geophysical survey results from Agnico-Eagle (USA) Limited. ("Agnico") on the CONO and BPV projects. The projects are located in Eureka County, Nevada within the Cortez Gold Trend.

Agnico recently completed 14 line kilometers of magnetotellurics (MT) on two lines. The survey was designed to identify basement depths, prominent faults and guide drill targeting in pediment areas. The original survey also called for collection of Induced Polarization data, however this survey was abandoned due to coupling problems. The MT results were integrated with gravity and drilling data to guide initial geologic interpretations.

MT data indicate the pediment gravels are 400 to 1,600 feet thick and they thin eastward onto the CONO project. At CONO, the thinner gravel cover corresponds with a northwest-striking gravity high. Two previous drill holes near the gravity high indicate this response is mapping prospective lower-plate carbonate rocks. Agnico plans to drill test this area in 2006. At BPV, MT data illustrate a zone of high resistivity in high angle contact with a lower resistivity zone. This relationship may reflect a horst of prospective lower-plate carbonate in fault contact with upper-plate rocks. Agnico plans to drill test this target later this year. Agnico has informed Miranda that it intends to complete approximately 8,000 feet of drilling in 2006.

CONO and BPV are three miles south of the Cortez Joint Venture's (Barrick and Kennecott) ET Blue project and approximately one-half mile north of US Gold's Tonkin Springs property. The projects occur within a west-northwest structural projection of fault-controlled gold mineralization. Previous drilling on the CONO claims intersected lower-plate carbonate rocks below pediment gravels. Structural trends important to the ET Blue and Grouse Creek gold mineralization may project onto the Miranda properties.

Miranda is a gold exploration company focused on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends in Nevada. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Newcrest Resources Inc., Newmont Mining Corporation, Placer Dome U.S., Inc., Agnico-Eagle (USA) Limited, Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture and Golden Aria Corp.

This release has been reviewed and approved by Company President and CEO Ken Cunningham (M.Sc. and Registered Professional Geologist), a "qualified person" as that term is defined in National Instrument 43-101.

For more information visit the Company’s web site at www.mirandagold.com or contact Miranda Gold Corp., Fiona Grant, Investor Relations, Tel.: (604) 689-1659, Fax: (604) 689-1722, Email: mad@mirandagold.com.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.